

June 28, 2023

David Van Steenis
Chief Financial Officer
ExchangeRight Income Fund
9215 Northpark Drive
Johnston, IA 50131

> **Re: ExchangeRight Income Fund**
> **Amendment No. 1 to Form 10-12G**
> **Filed June 12, 2023**
> **File No. 000-56543**

Dear David Van Steenis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form F-10 filed June 12, 2023

Item 1. Business
Investment Objectives and Strategy, page 4

1.   We note your response to comment 1. It is still not clear why it is relevant to include the parent company's credit rating if the parent company has not provided a guarantee for its subsidiary. Please revise the disclosure to remove these references.

Notes to Pro Forma Condensed Consolidated Financial Statements
Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-83

2.   We note your response to our prior comment 19. We continue to believe that the absence of a firm commitment to raise the remaining cash equity precludes you from reflecting the receipt or application of such proceeds in your pro forma financial statements. Please revise your pro forma presentation or advise.

General

3.   We note your response to comment 21. We continue to consider your response and may have additional comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David P. Hooper, Esq.